Exhibit 99.1

Press Release

Bonn, October 1, 2007

Deutsche Telekom receives notice of “mini-tender offer”

Deutsche Telekom AG (NYSE: DT) announced today that it has been notified of an unsolicited “mini-tender offer” dated September 19, 2007, made by TRC Capital Corporation, a private Canadian company, to purchase an aggregate of up to 3,000,000 American Depositary Shares (ADS) (approximately 0.07% of the outstanding ordinary shares and 1.5% of outstanding ADS) of Deutsche Telekom AG at a price of US$18.85 per ADS (which represents a 2.8% discount below the closing price on the New York Stock Exchange (NYSE) on September 19, 2007).

Deutsche Telekom is not in any way associated with TRC or with the “mini-tender offer” or the related offer materials. We express no opinion and remain neutral with respect to this mini-tender offer. We urge shareholders to consult their financial advisors, obtain current market quotes for their securities, make informed investment decisions and exercise caution in connection with this unsolicited offer. Since mini-tender offers do not provide the same disclosure and procedural protection of larger, more traditional tender offers, we encourage shareholders to review the advisory statement of the Securities and Exchange Commission (http://www.sec.gov/investor/pubs/minitend.htm) and the Information Memo Number 01-27 issued by the New York Stock Exchange on Sept. 28, 2001, regarding the dissemination of mini-tender offer materials, which can be found under the “Market Professional – Information Memos” tab on the NYSE’s website at www.nyse.com.

The Canadian Securities Administrators have also issued an advisory entitled “Mini-Tender Offers – Watch Out For Mini-Tender Offers Below Market Price!,” which may be found at www.osc.gov.on.ca/Media/NewsReleases/1999/nr_19990927_mini.jsp.

According to the SEC’s advisory statement, “mini-tender” offers – tender offers for less than five percent of a company’s stock – have been increasingly used to catch investors off guard and surrender their securities without investigating the offer, assuming that the price offered includes the premium, which it typically does not. Additionally, the SEC cautions that many mini-tender offers do not allow for withdrawal from the offer once accepted. We direct shareholders’ attention to the full texts of these advisories, which provide useful information and warnings about the risks associated with mini-tender offers.

Forward-looking statements

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom’s management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for financial or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Deutsche Telekom´s Form 20-F filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations and cost saving initiatives that may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

Deutsche Telekom AG Corporate Communications Tel.: +49 228 181- 4949 E-Mail: presse@telekom.de Further information for journalists under www.telekom.com/media